STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

July 19, 2013

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Roumell Opportunistic Value Fund, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on July 12, 2013 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the Roumell Opportunistic Value Fund.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.	Comment: Confirm that all principal investment strategies have been disclosed or revise the Prospectus as needed to include such strategies and their attendant risks.

Response: All principal investment strategies and risks are clearly disclosed in the revised Prospectus.

2.
Comment:    The description of the principal investment strategies states that the Fund will invest in equity securities.  Disclose the types of equity securities, and the range of the issuers’ market capitalization, in which the Fund will invest as part of its principal investment strategies.

Response: The disclosure has been revised as requested.

3.
Comment:  The description of the principal investment strategies states that the Fund will invest in fixed income securities.  Disclose the type, maturity, terms, and credit quality of the fixed income securities.  If applicable, state that the Fund may invest in debt securities of any credit quality, including junk bonds, bonds of issuers in default, and unrated bonds.  Also disclose how the Fund determines the credit ratings of its investments.

Response: The Prospectus has been revised as requested.

4.
Comment:  The description of the principal investment strategies states that the Fund will invest in foreign securities.  If the Fund may invest in emerging markets, provide disclosure on investments in emerging markets and include the attendant risks in the description of the principal risks of investing in the Fund.

Response: The Prospectus has been revised as requested. The Fund does not invest in emerging markets as a principal investment strategy.

5.
Comment:  The description of the principal investment strategies states that the Fund will invest in REITs.  Disclose the types of REITs in which the Fund may invest and include the attendant risks in the description of the principal risks of investing in the Fund.

Response: The Prospectus has been revised as requested.

6.
Comment:  Clarify in plain English the statement in the description of the Fund’s principal investment strategy that notes “the Fund’s emphasis will be on domestic equity and domestic high-yield corporate debt.”

Response: The phrase “globally balanced” is no longer used in the disclosure

7.
Comment:  Revise any language in the Prospectus that is open-ended and implies that additional material information is pertinent, but omitted. Phrases like “including, but not limited to” and “such as” should not be used to explain principal investment strategies or risks.

Response: The disclosure has been revised as requested.

8.	Comment: Confirm that the description of the principal risks of investing in the Fund disclose that loss of money is a risk of investing in the Fund.

Response: The first paragraph under “Summary – Principal Risks of Investing in the Fund” notes that that loss of money is a risk of investing in the Fund.

9.
Comment:  Confirm that all principal risks have been disclosed or revise the Prospectus as needed to include such risks.  Specifically, additional risk disclosure is needed regarding the types of equity securities and the other investment companies in which the Fund may invest.

Response: The Prospectus has been revised so that all principal investment strategies and risks are clearly disclosed.

10.
Comment:  Under “Investing in the Fund – Purchase Options,” the first sentence mistakenly notes that the Prospectus describes the offering of two separate classes of shares instead of three separate classes of shares.

Response: The disclosure has been corrected.

Statement of Additional Information

11.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

12.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

13.	Comment: In the section entitled “Other Investment Policies,” confirm that the principal and non-principal investment policies are clearly delineated or revise accordingly.

Response: The registrant believes that the principal and non-principal investment policies are clearly delineated.

14.
Comment:  The disclosure on investments in illiquid securities should clearly disclose that the percentage limitation must be adhered to at all times and discuss the orderly disposition of illiquid securities in the event the limitation is breached.

Response: The Statement of Additional Information has been revised as requested.

15.
Comment:  References to legal authority (e.g., the Fund will comply with Section 18 of the Investment Company Act) should explain the meaning of the citation, including significant investment limitations, in plain English.

Response: The Prospectus and Statement of Additional Information have been revised as needed in order to address the comment.

16.	Comment: Disclose whether the Fund will invest in reverse repurchase agreements.

Response: The Statement of Additional Information has been revised to disclose that the Fund will not invest in reverse repurchase agreements.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (404) 407-3650 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001